(Excerpt Translation)


                                                                  April 20, 2006
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in March 2006 (the "Current Month").


1. Summary

   Number of listed shares as of the                        3,609,997,492 shares
   end of the preceding month

   Total number of shares changed during the                            0 shares
   Current Month

   (out of which, as a result of exercise of stock                    (0 shares)
   acquisition rights)

   (out of which, as a result of other reasons)                       (0 shares)

   Number of listed shares as of the end of the             3,609,997,492 shares
   Current Month


2. Stock acquisition rights (1st series) exercised

Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights

(1)Number of shares

   Total number of shares delivered during the                     15,300 shares
   Current Month

   (out of which, number of newly issued shares)                      (0 shares)

   (out of which, number of shares transferred from              (15,300 shares)
   treasury shares)

(2)Exercise price

   Aggregate exercise price during the Current Month              JPY 45,257,400

   (out of which, aggregate amount of newly issued shares)               (JPY 0)

   (out of which, aggregate amount of shares transferred from   (JPY 45,257,400)
   treasury shares)


3. Stock acquisition rights (2nd series) exercised


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Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights

(1)Number of shares

   Total number of shares delivered during the Current Month       41,500 shares

   (out of which, number of newly issued shares)                      (0 shares)

   (out of which, number of shares transferred from              (41,500 shares)
   treasury shares)

(2)Exercise price

   Aggregate exercise price during the Current Month             JPY 129,314,000

   (out of which, aggregate amount of newly issued shares)               (JPY 0)

   (out of which, aggregate amount of shares transferred from (JPY 129,314,000) treasury shares)